Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement of Black Hawk Acquisition Corporation on Form S-4 of our report dated May 23, 2025 with respect to our audit of the financial statements of Vesicor Therapeutics, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to Vesicor Therapeutics, Inc.’s ability to continue as a going concern) as of and for the years ended December 31, 2024 and 2023, which appears in such Registration Statement, in connection with the Business Combination Agreement between Black Hawk Acquisition Corporation and Vesicor Therapeutics, Inc. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Prager Metis CPAs, LLC

Hackensack, New Jersey

January [  ], 2026